UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

SpectraSite, Inc.

(Name of Issuer)

Common Stock, $.01 Par Value

(Title of Class of Securities)

84761M112

(CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 84761M112

1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Whitney Equity Partners, L.P., a Delaware limited partnership (IRS Identification No. 06-1445444), the sole general partner of which is J.H. Whitney Equity Partners, L.L.C., a Delaware limited liability company.  The members of J. H. Whitney Equity Partners, L.L.C. are Peter M. Castleman, William Laverack, Jr., Daniel J. O’Brien and Michael R. Stone.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization A Delaware limited partnership. The sole general partner is a Delaware limited liability company whose members are individuals who are United States citizens.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) PN

1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
J.H. Whitney III, L.P., a Delaware limited partnership (IRS Identification No. 06-1503280), the sole general partner of which is J.H. Whitney Equity Partners III, L.L.C., a Delaware limited liability company.  The members of J.H. Whitney Equity Partners III, L.L.C. are Peter M. Castleman, James H. Fordyce, William Laverack, Jr., Daniel J. O’Brien and Michael R. Stone.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization A Delaware limited partnership. The sole general partner is a Delaware limited liability company whose members are individuals who are United States citizens.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) PN

1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Whitney Strategic Partners III, L.P., a Delaware limited partnership (IRS Identification No. 06-1503276), the sole general partner of which is J.H. Whitney Equity Partners III, L.L.C., a Delaware limited liability company.  The members of J.H. Whitney Equity Partners III, L.L.C. are Peter M. Castleman, James H. Fordyce, William Laverack, Jr., Daniel J. O’Brien and Michael R. Stone.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization A Delaware limited partnership. The sole general partner is a Delaware limited liability company whose members are individuals who are United States citizens.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) PN

1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
J. H. Whitney Mezzanine Fund, L.P., a Delaware limited partnership (IRS Identification No. 06-1515013), the sole general partner of which is Whitney GP, L.L.C., a Delaware limited liability company.  The members of Whitney GP, L.L.C. are Peter M. Castleman, James H. Fordyce, William Laverack, Jr., Daniel J. O’Brien and Michael R. Stone.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization A Delaware limited partnership. The sole general partner is a Delaware limited liability company whose members are individuals who are United States citizens.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) PN

Item 1.
(a)	Name of Issuer SpectraSite, Inc.
(b)	Address of Issuer’s Principal Executive Offices 100 Regency Forest, Suite 400 Cary, N.C. 27511
Item 2.
(a)	Name of Person Filing

(i)            Whitney Equity Partners, L.P. is a Delaware limited partnership.  The name of the general partner of Whitney Equity Partners, L.P. is  J.H. Whitney Equity Partners, L.L.C., a  Delaware limited liability company, whose business address is 177 Broad Street, Stamford, CT 06901.  The names and business address of the members of J.H. Whitney Equity Partners, L.L.C. are as follows:  Peter M. Castleman, William Laverack, Jr., Daniel J. O’Brien and Michael R. Stone, the business address of each of whom is 177 Broad Street, Stamford, CT 06901.

(ii)           J.H. Whitney III, L.P. is a Delaware limited partnership.  The name of the general partner of J.H. Whitney III, L.P. is  J.H. Whitney Equity Partners III, L.L.C., a Delaware limited liability company, whose business address is 177 Broad Street, Stamford, CT 06901.  The names and business address of the members of J.H. Whitney Equity Partners III, L.L.C. are as follows: Peter M. Castleman, James H. Fordyce, William Laverack, Jr., Daniel J. O’Brien and Michael R. Stone, the business address of each of whom is 177 Broad Street, Stamford, CT 06901.

(iii)          Whitney Strategic Partners III, L.P. is a Delaware limited partnership.  The name of the general partner of Whitney Strategic Partners III, L.P. is J.H. Whitney Equity Partners III, L.L.C., a limited liability company, whose business address is 177 Broad Street, Stamford, CT 06901.  The names and business address of the members of  J.H. Whitney Equity Partners III, L.L.C. are as follows: Peter M. Castleman, James H. Fordyce, William Laverack, Jr., Daniel J. O’Brien and Michael R. Stone, the business address of each of whom is 177 Broad Street, Stamford, CT 06901.

(iv)          Whitney Mezzanine Fund, L.P. is a Delaware limited partnership.  The name of the general partner of Whitney Mezzanine Fund, L.P. is Whitney GP, L.L.C., a Delaware limited liability company, whose business address is 177 Broad Street, Stamford, CT 06901.  The names and business address of the members of Whitney GP, L.L.C. are as follows: Peter M. Castleman, James H. Fordyce, William Laverack, Jr., Daniel J. O’Brien and Michael R. Stone, the business address of each of whom is 177 Broad Street, Stamford, CT 06901.

(b)	Address of Principal Business Office or, if none, Residence
	(i)	Whitney Equity Partners, L.P. 177 Broad Street Stamford, CT 06901
	(ii)	J.H. Whitney III, L.P. 177 Broad Street Stamford, CT 06901
	(iii)	Whitney Strategic Partners III, L.P. 177 Broad Street Stamford, CT 06901
	(iv)	J. H. Whitney Mezzanine Fund, L.P. 177 Broad Street Stamford, CT 06901
(c)	Citizenship

(i)            Whitney Equity Partners, L.P. is a Delaware limited partnership.  Its general partner is a Delaware limited liability company.  All of the individual members of the general partner are citizens of the United States.

(ii)           J.H. Whitney III, L.P. is a Delaware limited partnership.  Its general partner is a Delaware limited liability company.  All of the individual members of the general partner are citizens of the United States.

(iii)          Whitney Strategic Partners III, L.P. is a Delaware limited partnership.  Its general partner is a Delaware limited liability company.  All of the individual members of the general partner are citizens of the United States.

(iv)          J. H. Whitney Mezzanine Fund, L.P. is a Delaware limited partnership.  Its general partner is a Delaware limited liability company.  All of the individual members of the general partner are citizens of the United States.

(d)	Title of Class of Securities Common Stock
(e)	CUSIP Number 84761M112

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐
Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
The following information is provided as of December 31, 2003:
	(a)	Amount beneficially owned: (i) Whitney Equity Partners, L.P. is the beneficial owner of 0 shares.
(ii) J.H. Whitney III, L.P. is the beneficial owner of 0 shares.
(iii) Whitney Strategic Partners III, L.P. is the beneficial owner of 0 shares.
(iv) J. H. Whitney Mezzanine Fund, L.P. is the beneficial owner of 0 shares.

(b)	Percent of class: (i) 0.0% for Whitney Equity Partners, L.P.;
(ii) 0.0% for J. H. Whitney III, L.P.;
(iii) 0.0% for Whitney Strategic Partners III, L.P.; and
(iv) 0.0% for J. H. Whitney Mezzanine Fund, L.P.
(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 0 shares for Whitney Equity Partners, L.P.;
0 shares for J.H. Whitney III, L.P.;
0 shares for Whitney Strategic Partners III, L.P.; and
0 shares for J. H. Whitney Mezzanine Fund, L.P.
(ii) Shared power to vote or to direct the vote 0 shares for Whitney Equity Partners, L.P.;
0 shares for J. H. Whitney III, L.P.;
0 shares for Whitney Strategic Partners III, L.P.; and
0 shares for J. H. Whitney Mezzanine Fund, L.P.
(iii) Sole power to dispose or to direct the disposition of 0 shares for Whitney Equity Partners, L.P.;
0 shares for J.H. Whitney III, L.P.;
0 shares for Whitney Strategic Partners III, L.P.; and
0 shares for J. H. Whitney Mezzanine Fund, L.P.

(iv) Shared power to dispose or to direct the disposition of 0 shares for Whitney Equity Partners, L.P.;
0 shares for J.H. Whitney III, L.P.;
0 shares for Whitney Strategic Partners III, L.P.; and
0 shares for J. H. Whitney Mezzanine Fund, L.P.
Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

No other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities owned by Whitney Equity Partners, L.P., J. H. Whitney III, L.P., Whitney Strategic Partners III, L.P., and J. H. Whitney Mezzanine Fund, L.P.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable
Item 8.	Identification and Classification of Members of the Group
Not applicable
Item 9.	Notice of Dissolution of Group
Not applicable
Item 10.	Certification
Not applicable

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of Whitney Equity Partners, L.P., J. H. Whitney III, L.P., Whitney Strategic Partners III, L.P. and J.H. Whitney Mezzanine Fund, L.P. certifies that the information set forth in this statement is true, complete and correct.

Date: February 10, 2004

WHITNEY EQUITY PARTNERS, L.P.

By: J. H. Whitney Equity Partners, L.L.C.

By:	/s/ Daniel J. O’Brien
Daniel J. O’Brien
Managing Member

J. H. WHITNEY III, L.P.

By: J. H. Whitney Equity Partners III, L.L.C.

By:	/s/ Daniel J. O’Brien
Daniel J. O’Brien
Managing Member

WHITNEY STRATEGIC PARTNERS III, L.P.

By: J. H. Whitney Equity Partners III, L.L.C.

By:	/s/ Daniel J. O’Brien
Daniel J. O’Brien
Managing Member

J. H. WHITNEY MEZZANINE FUND, L.P.

By: Whitney GP, L.L.C.

By:	/s/ Daniel J. O’Brien
Daniel J. O’Brien
Managing Member